December 13, 2019

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On October 2, 2019, the Registrant, on behalf of its series, CP High Yield Trend ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 15, 2019, you provided me with the Securities and Exchange Commission’s (“SEC”) comments to the Amendment. Below, please find a summary of the SEC’s comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized.

Prospectus

Comment 1: Please consider revising the investment objective to state that the Fund seeks to “track” the Index instead of “correspond to” the Index.

Response: The Registrant has revised the investment objective to state the following:

The Fund seeks to provide investment results that ~~correspond~~ track, before fees and expenses, ~~generally to~~ the performance of the CP High Yield Trend Index (the “Index”).

Comment 2: Please confirm in footnote 2 to the Fee Table that the fee waiver will be in place for at least one year from the effective date of the Registration Statement.

Mr. Alberto Zapata December 13, 2019 Page 2

Response: The Registrant so confirms.

Comment 3: Please provide the index methodology to the Staff.

Response: The index methodology is attached.

Principal Investment Strategies

Comment 4: Please disclose in the prospectus the name of the index provider, the number of index components, and whether the index uses a replication or representative sampling strategy.

Response: The Registrant has revised the second paragraph under the heading “Principal Investment Strategies” on page 2 and 6 of the Prospectus to state the following:

The Index is sponsored, created, compiled and maintained by Solactive, A.G. using an active trading strategy. The Index’s three components are weighted using quantitative models to determine allocations to the two asset classes when the Index is rebalanced, which can occur daily.

Comment 5: Please identify supplementally the legal authority under which the Fund is permitted to operate as an exchange traded fund.

Response: The Registrant anticipates that the Fund will operate pursuant to Rule 6c-11 of the Investment Company Act of 1940, as amended, when such rule goes into effect.

Comment 6: If the Fund will be using derivatives to gain exposure to the index, please disclose the specifics of the Fund’s derivative investment strategy.

Response: The adviser has confirmed to the Registrant that the Fund will not use derivatives as a principal investment strategy. The Registrant has deleted the last paragraph under the heading “Principal Investment Strategies” on pages 2 and 6 of the Prospectus and the related principal investment risk disclosures.

Comment 7: Please discuss how often the Fund will rebalance the index. Will the Fund rebalance the index daily?

Response: As disclosed in the Prospectus, the Fund will rebalance the Index as often as necessary, which can happen daily.

Mr. Alberto Zapata December 13, 2019 Page 3

Comment 8: Please clarify whether the index will only use two models or whether it is possible to add further models to the index.

Response: The Registrant states that the index only uses the two models described in the Prospectus, although the methodology may be revised to include additional models if warranted by unforeseen circumstances.

Comment 9: On the top of page 2 of the Prospectus, please note that high yield corporate bonds are also known as “junk bonds.”

Response: The Registrant has amended its disclosures to state the following:

The Index is composed, in 20% increments ~~(e.g., 0%, 20%, 40%, 60%, 80% or 100%)~~, of U.S. high yield corporate bonds (“junk bonds”) with the remainder in U.S. Treasuries.

Comment 10: Please provide further details as to the Fund’s rationale for being composed in 20% increments. What collateral issues arise from being organized in such 20% increments rather than a continuum? Please explain whether the index could shift daily.

Response: The adviser has confirmed for the Registrant that the use of 20% increments protects the Fund from market overreaction in any given day. If the market is particularly volatile, the Fund will not move quickly in response to what could just be market noise. This measured incremental approach is designed to minimize daily shifts in the index. The downside to this approach is that if the market is trending, the Fund will move slower in response to it. There are no collateral issues that arise from the Fund trading in rounded increments.

Comment 11: Please clarify whether the two models described in the principal investment strategies are used concurrently or separately.

Response: The Registrant states that the models are used sequentially and has amended its disclosures on page 2 of the Prospectus to state the following:

The second model adjusts the first model’s ~~this~~ recommended allocation by rounding the allocation to the nearest 20% increment, but only allows the final allocation to U.S. high yield corporate bonds to move by a 20% increment day-over-day.

Mr. Alberto Zapata December 13, 2019 Page 4

Comment 12: The Fund discloses that it “may also invest up to 20% of its net assets . . . in index futures, options, options on index futures, swap contracts or other derivatives, cash equivalents, other investment companies, as well as in securities and other instruments not included in the Index[.]” Will the 20% in these investments be used to track the index or are these investments outside the primary investment strategy of investing in the index?

Response: The Registrant refers to its response to Comment 6. The Registrant has deleted this paragraph from its principal investment strategy disclosures.

Comment 13: Please discuss how the Fund’s 25% concentration policy is impacted or affected by any industry concentration of the index.

Response: The Registrant states that the Fund will consider the composition of its underlying funds when determining the Fund’s compliance with its 25% concentration policy.

Principal Investment Risks

Comment 14: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 15: The Staff notes that the Fund has disclosed derivatives risk, leveraged ETF risk and small and medium capitalization stock risk as principal investment risks of the Fund. Please add principal investment strategy disclosures that correspond to each of these risks.

Response: The Registrant refers to its response to Comment 6 and has deleted the references to Derivatives Risk, Leveraged ETF Risk and Small and Medium Capitalization Stock Risk as inapplicable.

Mr. Alberto Zapata December 13, 2019 Page 5

Comment 16: To the extent relevant, please add Tracking Error Risk, Representative Sampling or Model Risk to the Fund’s principal risk disclosures

Response: The Registrant has added the following to the Fund’s principal risk disclosures:

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of its index, as published by its Index Provider. There is no assurance that the Index Provider will compile the index accurately, or that the index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in the index, and does not guarantee that its index will be in line with its methodology.

Tracking Error Risk. Tracking error is the divergence of the Fund’s performance from that of the index. Tracking error may occur because of imperfect correlation between the Fund’s holdings of portfolio securities and those in the index, pricing differences, the Fund’s holding of cash, difference in timing of the accrual of dividends, changes to the index or the need to meet various regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Fund incurs fees and expenses while the index does not.

Additional Information About Principal Investment Strategies and Related Risks

Comment 17: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 18: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 4 disclosures to state the following:

Mr. Alberto Zapata December 13, 2019 Page 6

Principal Investment Strategies: The Fund seeks to achieve its investment objective by investing at least 80% of its net assets~~, including borrowings for investment purposes but exclusive of collateral held from securities lending,~~ in securities included in the Index. The rules-based index is comprised of a blend of allocations to two asset classes: U.S. high yield corporate bond ETFs and U.S. 3-7 year Treasury ETFs.

The Index is sponsored, created, compiled and maintained by Solactive, A.G. using an active trading strategy. The Index’s three components are weighted using quantitative models to determine allocations to the two asset classes when the Index is rebalanced, which can occur daily. The Index is composed, in 20% increments ~~(e.g., 0%, 20%, 40%, 60%, 80% or 100%)~~, of U.S. high yield corporate bonds (‘junk bonds”) with the remainder in U.S. Treasuries.

The first model determines a recommended allocation to U.S. high yield corporate bonds by evaluating the current market price against the dividend-adjusted moving average price data ~~for the entire range of 100-200 day periods~~ of the iShares iBoxx $ High Yield Corporate Bond ETF (HYG) and the historical momentum returns of the HYG for the same periods. The model gives 75% weight to the moving average price signals and 25% weight to the historical momentum signals to determine the recommended allocation to high yield corporate bonds.

The second model adjusts the first model’s ~~this~~ recommended allocation by rounding the allocation to the nearest 20% increment, but only allows the final allocation to U.S. high yield corporate bonds to move by a 20% increment day-over-day. The final allocation remains unchanged if the rounded allocation from the second model varies by more than 5% from the recommended allocation of the first model.

~~The Fund may also invest up to 20% of its net assets, including borrowings for investment purposes but exclusive of collateral held from securities lending, in index futures, options, options on index futures, swap contracts or other derivatives, cash equivalents, other investment companies, as well as in securities and other instruments not included in the Index but which the Adviser believes will help the Fund track the Index.~~

Mr. Alberto Zapata December 13, 2019 Page 7

Part C

Comment 19: Please confirm that no license is needed with regard to the index. If a license agreement(s) is required, please include as an exhibit(s).

Response: The Registrant so confirms. The Registrant does not have an index licensing agreement with the adviser because the adviser and Fund share a mutual interest in each Fund continuing to use the adviser’s index. The Registrant believes a licensing agreement is unnecessary to protect the interests of each Fund and its shareholders because the adviser does not charge a fee for the Funds to use the underlying index.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser